EXHIBIT 99.1

China Liberal Education Holdings Limited Announces Suspension of Nasdaq Trading

BEIJING, June 1, 2025 /PRNewswire/ -- China Liberal Education Holdings Limited ("China Liberal" or the "Company") (Nasdaq: CLEU), a China-based company that provides technological consulting services for smart campus solutions and other educational services, today announced that on May 30, 2025, the Company received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company’s securities will be suspended from trading on Nasdaq effective June 3, 2025. The suspension is due to the Company’s failure to submit a request for an extended stay or otherwise address the delinquency in filing its annual report on Form 20-F for the fiscal year ended December 31, 2024, in its written submissions to the Nasdaq Hearings Panel (the “Panel”).

As previously publicly announced and also disclosed in the Company’s Current Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) in May 2025, the Company is awaiting a decision from the Panel regarding its appeal of an earlier determination by Nasdaq’s Listing Qualifications Department (the “Staff”) to delist the Company’s securities. That determination was based on public interest concerns related to the Company’s substantial issuance of ordinary shares in December 2024.

While the Company has submitted written materials in support of its appeal and has requested that the Panel make its decision based solely on the written record, it did not request a stay of suspension or address the additional basis for delisting stemming from the untimely filing of its annual report on the Form 20-F. As a result, the Panel has determined to suspend trading in the Company’s securities.

The Company continues to evaluate all available options and remains committed to compliance with applicable SEC and Nasdaq requirements.

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. China Liberal provides a wide range of services, including technological consulting for Chinese universities to improve their campus information and data management systems, designed to enhance the teaching, operating, and management environment of the universities, thus establishing a "smart campus." Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company's website at http://ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those using terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. When evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can provide no assurance that these expectations will prove to be accurate, and it cautions investors that actual results may differ materially from the anticipated results. Investors are encouraged to review the risk factors that may affect future results in the Company's filings with the SEC.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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